SECURITIES AND EXCHANGE COMMISSION

04013562

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28868

RECD S.E.C. NOV 29 2004 613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CREATIVE TAX PLANNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1215 WEST BALTIMORE PIKE, SUITE 8
(No. and Street)

MEDIA (City) PA (State) 19063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NIRANJAN L. DHRUVA 610-565-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOREFICE, THOMAS
(Name – *if individual, state last, first, middle name*)

1215 WEST BALTIMORE PIKE, SUITE 7, MEDIA PA 19063
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED DEC 7 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NIRANJAN L. DHRUVA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREATIVE TAX PLANNERS, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Hollie A. McDonald, Notary Public
Media Boro, Delaware County
My Commission Expires Dec. 17, 2007
Member, Pennsylvania Association Of Notaries

Niranjan L Dhruva
Signature

President
Title

Hollie A. McDonald
Notary Public

Niranjan L. Dhruva

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE TAX PLANNERS, INC.

TABLE OF CONTENTS

Thomas Lorefice
CERTIFIED PUBLIC ACCOUNTANT

OFFICE COURT AT PENNELL PLACE
1215 WEST BALTIMORE PIKE SUITE
MEDIA, PA 19063
(610) 565-1369 FAX: (610) 892-7514

Board of Directors
Creative Tax Planners, Inc.
Media, Pennsylvania

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statements of financial condition of Creative Tax Planners, Inc. as of September 30, 2004 and 2003, and the related statements of income, retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with United States generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects the financial position of Creative Tax Planners, Inc. at September 30, 2004 and 2003, and the results of operations and the cash flows for the years then ended in conformity with United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas Lorefice
THOMAS LOREFICE
Certified Public Accountant

Media, Pennsylvania
November 22, 2004

CREATIVE TAX PLANNERS, INC.
STATEMENTS OF FINANCIAL CONDITION

	SEPTEMBER 30, 2004	SEPTEMBER 30, 2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$16,058	$ 2,901
Marketable securities - market value	68,486	60,643
Account receivable	-	-
Prepaid expenses	316	891
Total Current Assets	84,860	64,435
OTHER ASSETS		
Office equipment	15,898	15,898
Less accumulated depreciation	15,898	15,898
Total Other Assets	-	-
Total Assets	$84,860	$64,435
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 715	$ 2,637
Payroll taxes payable	547	422
Corporate income taxes payable	3,442	82
Deferred income tax liability	-	-
Total Current Liabilities	4,704	3,141
Total Liabilities	4,704	3,141
SHAREHOLDERS' EQUITY		
COMMON STOCK - $1 par value, 100 shares authorized, issued and outstanding	100	100
ADDITIONAL PAID-IN CAPITAL	56,400	56,400
RETAINED EARNINGS	51,439	40,416
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(27,783)	(35,622)
Total Shareholders' Equity	80,156	61,294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$84,860	$64,435

The accompanying Notes are an integral part of these statements.

CREATIVE TAX PLANNERS, INC.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED SEPTEMBER 30, 2004	2003
REVENUES		
Commissions	$311,777	$227,531
Other	60,350	49,530
Interest Income	12	17
Total Revenues	372,139	277,078
EXPENSES		
Commissions	228,644	147,449
Rent	36,000	36,000
Salaries	20,324	20,170
Subcontractors	32,320	31,705
Office supplies and expense	2,437	2,974
Employee benefits	10,424	8,621
Telephone	5,360	5,525
Utilities	2,333	2,469
Professional fees	5,880	8,450
License and fees	6,168	6,098
Advertising	166	526
Postage	1,825	1,789
Payroll taxes	2,256	1,785
Taxes, other	733	500
Insurance	1,652	1,756
Interest expense (non loan)	-	53
Contributions	651	452
Depreciation	-	-
Total Expenses	357,173	276,322
INCOME BEFORE PROVISION FOR INCOME TAXES	14,966	756
PROVISION FOR INCOME TAXES	3,943	1,559
NET INCOME (LOSS)	$ 11,023	$ (803)

The accompanying Notes are an integral part of these statements.

CREATIVE TAX PLANNERS, INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE - SEPTEMBER 30, 2003	$40,416	$(35,622)	$ 4,794
NET INCOME	11,023	-	11,023
OTHER COMPREHENSIVE INCOME (LOSS)			
Net Unrealized Gain (Loss) On Marketable Mutual Funds	-	7,839	7,839
Net (Increase) In Deferred Income Taxes On Unrealized Gains	-	-	-
Total Comprehensive Income (Loss)	11,023	7,839	18,862
BALANCE - SEPTEMBER 30, 2004	$51,439	$(27,783)	$23,656

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE - SEPTEMBER 30, 2002	$41,219	$(48,873)	$(7,654)
NET INCOME (LOSS)	(803)	-	(803)
OTHER COMPREHENSIVE INCOME (LOSS)			
Net Unrealized Gain (Loss) On Marketable Mutual Funds	-	13,251	13,251
Net Decrease In Deferred Income Taxes On Unrealized Loss	-	-	-
Total Comprehensive Income (Loss)	(803)	13,251	12,448
BALANCE -SEPTEMBER 30, 2003	$40,416	$(35,622)	$ 4,794

The accompanying Notes are an integral part of these statements.

CREATIVE TAX PLANNERS, INC.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED SEPTEMBER 30, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$11,023	$ (809)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	-	-
(Increase) Decrease in Assets		
Accounts receivable	-	-
Prepaid expenses	575	1,240
Deferred income tax on unrealized (gains) losses	-	-
Increase (Decrease) in Liabilities		
Accounts payable and accrued expenses	(1,922)	2,020
Payroll taxes payable	125	(173)
Corporate income taxes payable	3,360	(1,311)
Deferred income tax liability	-	-
Net Cash Provided (Used) by Operating Activities	13,161	967
CAPITAL INVESTMENT ACTIVITIES		
Proceeds from sale of marketable mutual funds	-	-
Purchase of office equipment	-	-
Purchase of marketable securities	(4)	(2,500)
Cash (Used) in Capital Investment	(4)	(2,500)
FINANCING ACTIVITIES		
Repayment of subordinated loan payable	-	-
Cash (Used) by Financing Activities	-	-
INCREASE (DECREASE) IN CASH	13,157	(1,533)
CASH - BEGINNING	2,901	4,434
CASH - ENDING	$16,058	$ 2,901

SUPPLEMENTAL CASH FLOW INFORMATION:	2004	2003
Interest paid	$ -	$ -
Income taxes paid	$ 583	$ 2,876

The accompanying Notes are an integral part of these statements.

NOTE A - Summary of Significant Accounting Policies

Nature of Operations - Creative Tax Planners, Inc. (the "Company") incorporated in October 1981 in the Commonwealth of Pennsylvania.

The Company was a fully disclosed broker-dealer for part of the year and is the sales representative for various investment companies. The Company has an office in Media, Pennsylvania, where the majority of business is derived. The Company also offers business consultation and accounting services.

Basis of Accounting - The Corporation maintains its records on the accrual basis for both financial statement and tax return purposes. Commission and related clearing expenses are recorded on a trade - date basis as securities transactions occur.

Cash Equivalents - The Corporation considers all highly liquid debt instruments (includes money market funds) purchased with an original maturity of three months or less to be cash equivalents for the presentation of the statements of cash flows.

Comprehensive Income (Loss) - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Marketable Securities - These securities consists of investments in various mutual funds. The funds are carried at market value and have a cost basis of $96,269 and $96,265 at September 30, 2004 and 2003 respectively.

Office Equipment and Depreciation - Assets acquired are valued at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided on a straight line basis using an estimated useful life of five years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

NOTE A - Summary of Significant Accounting Policies (continued)

Financial Instruments - The carrying amounts of cash and cash equivalents, approximate their fair values at September 30, 2004 and 2003.

Advertising Costs - Advertising costs are expensed as incurred which amounted to $166 and $526 for the years ended September 30, 2004 and 2003 respectively.

Income taxes - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of marketable mutual funds for financial statement presentation and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE B - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004 and 2003, the Company had net capital of $69,536 and $51,276 which was $44,536 and $26,276 respectively in excess of its required minimum net capital of $25,000.

NOTE C - Exemptive Provisions of Rule 15c3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at a risk any customers' funds or securities, the Company qualifies for exemption from the provision of Rule 15c3-3 which otherwise requires disclosure of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements." The Company is also required under this provision to maintain a "Special Bank Account for the Exclusive Benefit of Customers", which is separate from any other bank account of the broker-dealer.

NOTE D - Leasing Arrangements

The Company leases its office facilities from its shareholder under the terms of operating leases which expire monthly. Effective March 1, 1999 the rent is $3,000 per month.

NOTE E - Related Party Transactions

In addition to rent, the Company pays commissions to its shareholder. Commissions incurred for the years ended September 30, 2004 and 2003 amounted to $207,000 and $96,000, respectively. The son of the shareholder received compensation amounting to $27,773 and $35,444 during each respective year.

NOTE F - Marketable Securities/Investment Securities

Marketable Securities have been classified according to management's intent. The amortized cost of the securities and their approximate fair values are as follows:

	September 30, 2004			
Securities Available For Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Mutual Funds	$96,269	$ -	$(27,783)	$68,486

	September 30, 2003			
Securities Available For Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable Mutual Funds	$96,265	$ -	$(35,622)	$60,643

NOTE G - Income Taxes

The Company incurred a federal net operating loss of $351 for the year ended September 30, 2003. The Company elected to carry this loss forward to deduct against the current year's federal taxable income. There were no state net operating loss carryforwards.

NOTE G - Income Taxes (continued)

The Company incurred a capital loss of $1,131 for the year ended September 30, 2000. This loss can only be used as a deduction against capital gains. The Company will carry this loss forward into future years, to deduct against capital gains, but will expire on September 30, 2005 if not used by that time.

The provision for income taxes consists of:

	2004	2003
Federal tax at applicable current rates	$1,872	$ -
Federal operating loss carryforward benefit	(53)	-
State tax at applicable current rates (includes minimums)	2,124	948
Deferred income tax	-	-
Prior years N.Y. State tax increase	-	617
Provision for income taxes	$3,943	$1,565

Deferred tax liabilities have been provided for taxable temporary differences related to unrealized gains on marketable securities. Deferred tax assets have been provided for deductible temporary differences related to the realized loss (capital loss) on marketable securities carryfoward. The net deferred tax asset (liability) is as follows:

	2004	2003
Deferred Tax Assets		
Capital loss carryfoward	$ 226	$ 226
Unrealized losses on securities	5,557	7,124
Valuation allowance	(5,783)	(7,350)
Deferred Tax Liabilities		
Unrealized gains on securities	-	-
Net deferred tax asset (liability)	$ -	$ -

Corporations are permitted to deduct charitable contributions up to 10% of its taxable income before the deduction for contributions. Any excess contributions can be carryforward and applied in future years, after deducting any current year contributions first, subject to the same limitations. The Corporation had contributions carryforwards available of $452 to deduct against this year's taxable income.

SUPPLEMENTAL INFORMATION

CREATIVE TAX PLANNERS, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF SEPTEMBER 30, 2004 AND 2003

COMPUTATION OF NET CAPITAL	2004	2003
Total Shareholders' Equity	$80,156	$61,294
Add: Liabilities Subordinated to Claims of General Creditors	-	-
Add: Deferred income taxes payable	-	-
Total Capital and Allowable Subordinated Liabilities	80,156	61,294
Deductions and/or Charges:		
Nonallowable Assets, Other Assets	316	891
Net Capital Before Haircuts on Securities Positions	79,840	60,403
Haircuts on Securities:		
Trading and investment securities, certificates of deposit and commercial paper	10,304	9,127
U.S. Government obligations	-	-
Net Capital	$69,536	$51,276
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness Liabilities, Miscellaneous liabilities	$ 4,704	$ 3,141
Other Items	-	-
Total Aggregate Indebtedness	$ 4,704	$ 3,141
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Regulatory Minimum	$25,000	$25,000
Calculated Minimum (Aggregate indebtedness at 6.67%)	$ 314	$ 210
Required Capital	$25,000	$25,000
Net Capital in Excess of Requirement	$44,536	$26,276

CREATIVE TAX PLANNERS, INC.
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER - DEALER'S NET CAPITAL REPORT IIA
SEPTEMBER 30, 2004

	Per Audit Report	Per Broker Dealer	
Net Capital - per broker - dealer report			$72,985
(Decrease) in ownership equity	$80,156	$83,513	(3,357)
Increase in allowable credits	-	-	-
(Increase) in non allowable assets	316	224	(92)
(Increase) in haircuts on securities	-	-	-
Net Capital - per audit report			$69,536

These adjustments are not material differences in computing net capital by the broker-dealer and the audit report.

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: CREATIVE TAX PLANNERS, INC. [13]	SEC FILE NO.: 8-28868 [14]
	FIRM ID. NO.: 13246 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 1215 WEST BALTIMORE PIKE, SUITE 8 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 10/01/03 [24]
MEDIA [21] (City) PA [22] (State) 19063 [23] (Zip Code)	AND ENDING (MM/DD/YY): 09/30/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: NIRANJAN L. DHRUVA [30]	(Area Code)—Telephone No.: 610-565-6900 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24th day of November 19 2004

Manual signatures of:

1) Niranjan L. Dhruva

Principal Executive Officer or Managing Partner

2) ______________________

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)
LOREFICE, THOMAS

1215 WEST BALTIMORE PIKE, SUITE 7,	MEDIA,	PA	70	19063
ADDRESS Number and Street	City	State		Zip Code
71	72	73		74

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE TAXPLANNERS, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/04 [99]
SEC FILE NO. 8-28868 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 84,544 [200]		$ 84,544 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes: market value of collateral:	[470]	[640]	[890]
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	316 [735]	316 [930]
12. TOTAL ASSETS	$ 84,544 [540]	$ 316 [740]	$ 84,860 [940]

OMIT PENNIES

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE TAX PLANNERS, INC. as of 9/30/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	4,704 [1205]	[1385]	4,704 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 4,704 [1230]	$ [1450]	$ 4,704 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		100 [1792]
C. Additional paid-in capital		56,400 [1793]
D. Retained earnings		23,656 [1794]
E. Total		80,156 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 80,156 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 84,860 [1810]

OMIT PENNIES

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BASIC FILERS ONLY

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE TAX PLANNERS, INC. as of 9/30/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 80,156	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			80,156	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List) (DEFERRED INCOME TAX)			-	3525
5.	Total capital and allowable subordinated liabilities			$ 80,156	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 316	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(316)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 79,840	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	10,304	3736	(10,304)	3740
10.	Net Capital			$ 69,536	3750

OMIT PENNIES

LINE 9 E Haircuts

ZURICH MM		31
AIM ASIAN GROWTH		2,083
AIM EUROPEAN		2,173
ALLIANCE TECH		754
J. H. FINANCIAL INDUST		1,526
PUTNAM DISCOVERY		2,140
PUTNAM VOYAGER		1,406
OPENHEIMER EMERG. TECH		191
	TOTAL	10,304

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE TAX PLANNERS, INC. as of 9/30/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 314	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 25,000	3760
14.	Excess net capital (line 10 less 13)	$ 44,536	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 69,066	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 4,704	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 4,704	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 6.8	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE TAX PLANNERS, INC.

For the period (MMDDYY) from 10/01/03 [3932] to 09/30/04 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	311,777	3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	60,362	3995
9. Total revenue	$ 372,139	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 207,000	4120
11. Other employee compensation and benefits		44,224	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		6,168	4195
15. Other expenses		99,781	4100
16. Total expenses		$ 357,173	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 14,966	4210
18. Provision for Federal income taxes (for parent only)		3,943	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 11,023	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE TAX PLANNERS, INC.

For the period (MMDDYY) from 10/01/03 to 09/30/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 61,294	4240
A. Net income (loss)			11,023	4250
B. Additions (Includes non-conforming capital of UNREALIZED GAIN	$ 7,839	4262)	7,839	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 80,156	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ - 0 -	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ - 0 -	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CREATIVE TAX PLANNERS, INC. **as of** 09/30/04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

Thomas Lorefice
CERTIFIED PUBLIC ACCOUNTANT

OFFICE COURT AT PENNELL PLACE
1215 WEST BALTIMORE PIKE, SUITE 7
MEDIA, PA 19063
(610) 565-1369 FAX: (610) 892-7514

Board of Directors
Creative Tax Planners, Inc.
Media, Pennsylvania

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL AS REQUIRED BY SEC RULE 17A-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

In planning and performing my audit of the financial statements and supplemental schedules of Creative Tax Planners, Inc. (the "Company") for the year ended September 30, 2004 and 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and the New York Stock Exchange, and other agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and should not be used for any other purpose, nor by anyone other than these specific parties.

Thomas Lorefice

THOMAS LOREFICE
Certified Public Accountant

Media, Pennsylvania
November 22, 2004

CREATIVE TAX PLANNERS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

THOMAS LOREFICE
CERTIFIED PUBLIC ACCOUNTANT